Attorneys at Law Baton Rouge
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Washington, DC
August 3, 2007
Martin S. Brown, Jr.
Direct (615) 259-1479
E-Fax (615) 259-1470
martin.brown@arlaw.com
Via Facsimile (202-772-9217)
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey Riedler, Esq.

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-1
Commission File No. 333-142535 (the “Registration Statement”)
Dear Mr. Riedler:
     In connection with the above-referenced Registration Statement, we are transmitting to you by facsimile a request from Cumberland Pharmaceuticals Inc. to accelerate the effective time of the Registration Statement to 2:00 p.m. EDT on Tuesday, August 7, 2007, or as soon thereafter as possible.
     We very much appreciate your kindness in expediting the required approvals to have the Registration Statement declared effective. If you have any questions or comments, I can be reached at (615) 259-1450. In my absence, please ask to speak with Virginia Boulet.

Sincerely,
ADAMS AND REESE LLP

/s/ Martin S. Brown, Jr.

cc:	Greg Belliston, Esq., United States Securities and Exchange Commission
Mr. A.J. Kazimi
Virginia Boulet, Esq., Adams and Reese LLP
Donald J. Murray, Esq., Dewey Ballantine LLP